[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468

Fax: (212) 859-4000

Andrew.Barkan@friedfrank.com

July 12, 2021

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Sterling Ultimate Parent Corp.

        Draft Registration Statement on Form S-1

        Submitted June 8, 2021

        CIK No. 0001645070

Ladies and Gentlemen:

This letter sets forth the response of Sterling Ultimate Parent Corp. (the “Company”) to the comment letter, dated July 2, 2021 of the staff of the Division of Corporate Finance (the “Staff”) with respect to the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”), initially confidentially submitted on June 8, 2021. This letter is being submitted confidentially with Amendment No. 1 to the Draft Registration Statement on Form S-1 (“Amendment No. 1”). In order to facilitate your review, we have reproduced each of the Staff’s comments in its entirety in the original numbered sequence, with the response to a particular comment set out below the comment.

References to page numbers in the Company’s responses refer to the pagination of Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Registration Statement.

Prospectus Summary, page 1

1.

We note your presentation of Adjusted Operating Income in this section and elsewhere in the filing. Please revise your disclosures to present the most directly comparable GAAP measure with equal or greater prominence. We refer you to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 108 of Amendment No. 1.

Our Market Opportunity, page 3

2.

Please explain the methodology and assumptions underlying your belief that the post-hire monitoring market “could be nearly as large as the employment screening market.” Please also explain whether there is overlap between the addressable markets you identify.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 108 and 109 of Amendment No. 1, including to clarify that the Company’s total addressable market is comprised of three distinct components which do not overlap: the Pre-Hire Background Screening market, the Post-Hire Background Screening market and the Identity Verification market. The Company’s assessment of its total addressable market is based in part on a report by Acclaro Growth Partners that the Company commissioned. The Company will file Acclaro Growth Partners’ consent as an exhibit to a subsequent amendment to the Registration Statement.

3.

You disclose that, pursuant to a Risk Based Security report, “the total number of data records compromised in 2020 exceeded 37 billion, a 141% increase compared to 2019 and by far the most records exposed in a single year since Risk Based Security began reporting on data breach activity.” Please disclose when Risk Based Security began reporting on data breach activity.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 110 of Amendment No. 1.

Our Competitive Strengths, page 6

4.	In your discussion of your “Attractive financial profile,” please balance your discussion of free cash flow generation with a discussion of net losses.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 8 and 113 of Amendment No. 1.

5.	You disclose that in 2020, 17% of your revenue was generated outside of the United States, “an increase from 2019.” Please disclose the corresponding percentage for 2019.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 9 and 115 of Amendment No. 1.

Growth Strategy, page 8

6.

Please explain the source for your belief that “there is a common misperception among employers that background screening providers include identity verification as part of their pre-employment screening process,” and that “background screening companies do not typically check identities or verify a candidate’s biographic data—two things that are critical for a successful background check.”

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 9 and 114 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends and Other Factors Affecting Our Performance

New Product and Service Development, page 68

7.

You note that you “plan to pursue new adjacent market opportunities,” including onboarding. However, throughout the prospectus, you reference onboarding as an existing revenue-generating service provided by your company. Please reconcile.

Response:

The Company respectfully advises the Staff that onboarding, one of its existing services, represents an underpenetrated market opportunity that it plans to further pursue. In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 73 and 115 of Amendment No. 1 to clarify that it plans to pursue both new and underpenetrated market opportunities.

Components of Our Results of Operations

Revenues, page 72

8.	Please disclose the denominator for the New Client Growth and Base Growth calculations. In this regard, we note that each metric is presented as a percentage on page 76.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 77 and 78 of Amendment No. 1.

Results of Operations Revenues, page 76

9.

You disclose that in 2020 you experienced high single-digit percentage new client growth and low-teens percentage decline in base growth due to the COVID-19 pandemic. You further disclose that in the three months ended March 31, 2021, you experienced midteens percentage new client growth and mid-single digit percentage base growth, a significant improvement from the decline you had experienced in the three months ended March 31, 2020. Please revise your disclosures to quantify the increase/decrease in revenues attributable to the new and base clients to provide your readers with better insight into the underlying reasons behind the changes in your results of operations. We refer you to Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 81 and 84 of Amendment No. 1.

10.

Please revise to describe the extent to which changes in revenues are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. We refer you to Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 81 and 84 of Amendment No. 1. Changes in revenues in the Company’s business have been primarily attributable to changes in volume during the periods presented in the Registration Statement. The Company’s revenue drivers are acquiring new clients (which the Company measures by new client growth), retaining existing clients (which the Company measures by gross retention rate), and growing the Company’s existing client relationships through upselling, cross-selling, and organic and inorganic growth in the Company’s client’s operations that lead to an increase in hiring (which the Company measures by base growth). The Company prices its screening services as packages and, during the periods presented in the Registration Statement, pricing has remained relatively stable. Neither changes in pricing nor the introduction of new products or services have been meaningful drivers of changes in revenues during the periods presented in the Registration Statement. In the event that changes in prices or the introduction of new products or services are meaningful drivers of changes in revenues in future periods, the Company undertakes to include such disclosure in future filings.

Income Tax Benefit, page 78

11.

You disclose that the benefit from income taxes decreased by 2.0%, or $0.2 million, from $(11.8) million for the year ended December 31, 2019 to $(11.6) million for the year ended December 31, 2020 primarily due to a decrease in the U.S. state deferred income tax provision. Please reconcile this statement with your disclosures on page F-25 that appear to indicate the change in the income tax benefit is primarily attributable to changes in both your state and international deferred income tax provision.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 83 of Amendment No. 1 to conform to the disclosure on page F-25.

Non-GAAP Financial Measures, page 81

12.

We note your presentation of Adjusted Earnings Per Share and Adjusted EBITDA Margin. Please revise your disclosures to present the most directly comparable GAAP measure with equal or greater prominence. We refer you to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of Compliance & Disclosure Interpretations on Non- GAAP Financial Measures. Similarly revise your non-GAAP disclosures elsewhere in your filing, as applicable.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 18, 81, 83, 84, 86, 87, 88, 89, 90, and 92 of Amendment No. 1.

13.

Please clarify why certain adjustments to your Non-GAAP financial measures are proper. We note that you adjust for “M&A, optimization & restructuring”, “Technology transformation”, and “Other”. See Non-GAAP Compliance & Disclosure Interpretations Question 100.1. Please provide an analysis of each item included in those line items to support that such expenses are not normal, recurring, cash operating expenses necessary to operate your business.

Response:

In response the Staff’s comment, below please find a schedule showing the Company’s analysis of each of the items in the categories mentioned in the Staff’s comment. Please note that the Company has also revised its disclosure on pages 86, 87, 88, 89, 90, and 94 of Amendment No. 1.

		2019	2020	Q1 2021
M&A, Optimization, and Restructuring

IPO related costs	Consists of incremental professional services fees incurred related to the initial public offering of the Company. Costs related to the Company’s initial public offering are not reasonably likely to recur and are not considered to reflect normal, recurring cash charges necessary to operate the Company’s business.	—	—	576

Fulfillment optimization - Fraud	Consists of losses related to the identified instance of credit card fraud in the Company’s fulfillment organization, partially offset by insurance proceeds received in 2020 and 2021. The Company does not normally incur expenditures related to vendor fraud as part of its recurring cash operating expenditures and, as result of the fulfilment optimization initiative, the Company does not expect expenses of this nature to recur in the future.	1,593	(709)	—

		2019	2020	Q1 2021

Fulfillment optimization - CRIM optimization	Consists of charges related to the re-design of the Company’s vendor routing and search fulfillment process to enhance controls as a result of the credit card fraud discussed under “Fulfillment optimization—Fraud” above, which also led to a reduction in duplicative searches. The charges in 2019 and 2020 represent discrete incremental costs related to duplicate searches that the Company does not expect to re-incur.	1,052	1,153	—

Real estate consolidation	Consists of lease termination costs (including rent charges incurred on vacated office space) and related impairments of long-lived assets. In 2020, the Company initially moved its workforce to a remote working model due to the COVID-19 pandemic, and then fully transitioned to a virtual-first strategy. Therefore, the Company has closed or reduced the size of eight offices globally and began reducing its data center footprint as the Company moved its revenue to the cloud. The Company expects this office consolidation effort to be completed in 2021. The lease termination costs and related impairments of long-lived assets arising as a result of this strategic change are expected to cease once the office consolidation is completed, and as a result the Company does not consider these charges to be reflective of normal recurring cash operating expenditures necessary for operating its business. In 2020, this reflects approximately $1.0 million of lease termination costs for offices in California and Georgia and $1.1 million of costs related to the write-off on disposal of fixed assets. In 2021, this reflects $2.5 million of costs related to the write-off on disposal of fixed assets due to exiting the Company’s office in Bellevue, Washington.	—	2,110	2,533

2019-2020 Strategic Restructuring Program	Consists of executive recruiting, executive and other restructuring-related severance and transformation-related bonuses (e.g. retention).The Company’s current CEO joined the Company in the latter half of 2018, and in 2019 and 2020, the Company executed an extensive restructuring program, significantly strengthening the Company’s management team and creating a client facing industry-specific vertical organization. The expenditures incurred related to executive recruiting, restructuring-related severance, and other costs arising as a result of this strategic initiative were completed in the first quarter of 2021. In 2019 and 2020, costs related to recruiting, severance, and incentive bonuses associated with this structural reorganization were $4.3 million and $6.7 million respectively, including in 2020 $4.7 million of costs related to severance of the former Vice Chair as that position was eliminated as considered redundant to the go-forward organizational structure. We believe these initiatives were one-time in nature and do not reflect normal business operations of the Company and thus concluded that these adjustments are appropriate. In addition, we believe these adjustments are consistent with items that an investor would expect to exclude in order to evaluate the normal recurring business operations of the Company, and exclusion of these adjustments is therefore helpful to investors to evaluate the current and forecasted normal recurring business performance of the Company. While the Company expects to incur various recruiting, retention and severance payments in the future, the Company does not expect to exclude those expenditures as they would be in the ordinary course of business and not be associated with this strategic restructuring initiative, which has been completed in the first quarter of 2021.	4,526	6,727	503

		2019	2020	Q1 2021

Transaction expenses	The Company acquired National Crime Check (NCC), an Australia-based background check service provider, in 2018. The adjustment consists of costs related to a negotiated management bonus payable to the former shareholder as well as incremental costs related to an earn-out provision whereby if NCC exceeds defined revenue and EBITDA targets for 2019 through 2021, the Company would pay the former shareholder of NCC an aggregate amount not to exceed approximately $9.1 million over three installments after the completion of each respective period. The expenditures related to the NCC earn-out provision are completed and are not considered to be reflective of normal recurring cash operating expenditures necessary for operating the Company’s business.	503	977	—

Fulfillment optimization - Verifications	Consists of duplicative charges and vendor price increases that the Company was temporarily unable to pass through to its customers. In 2019, the Company incurred duplicative charges as a result of a change in the operating model of the Company’s most significant verification vendor. This change resulted in significantly more information being provided and invoiced to the Company than required as part of the Company’s normal, recurring screening operations. In 2020, this vendor implemented a change in its pricing, but, due to existing contractual commitments, the Company was temporarily unable to pass through the price increases to customers. By the end of 2020 the Company adapted internal processes and pricing in response to the change and the adjustment related to this instance is no longer applicable in 2021. The Company does not expect expenses of this nature to recur in future.	1,235	563	—

Total - M&A, Optimization and restructuring		8,910	10,822	3,612

Technology Transformation

New business systems	Consists of costs to modernize the Company’s key internal enterprise systems as part of the 2019–2020 strategic restructuring program. The adjustment includes incremental costs to implement the Company’s human resource information (Workday), payroll (ADP), vendor due-diligence (Aravo) systems and duplicative software license costs incurred during implementation. This effort is completed and the ongoing expenses for these systems are not included in the amounts presented, as indicated from the zero adjustment in this category in 2021.	2,074	1,918	—

Ignite	In early 2019, the Company launched Project Ignite, a three-phase strategic investment initiative to create an enterprise-class global platform. The adjustment consists of incremental non-capitalizable labor costs, software licensing and related costs to support design, testing and rollout of the initiatives, and software license and related costs to support duplicative platforms during the transition. The Company believes this initiative was one-time in nature and does not reflect normal business operations of the Company and thus concluded that these adjustments are appropriate. In addition, the Company believes these adjustments are consistent with items that an investor would expect to exclude in order to evaluate the normal recurring business operations of the Company, and exclusion of these adjustments is therefore helpful to investors to evaluate the current and forecasted normal recurring business performance of the Company.

		2019	2020	Q1 2021
Phase 1	Consists of costs related to non-capitalizable labor costs (including contractor workforce), incremental software licensing costs and severance costs. In 2019, 2020, and the first quarter of 2021, labor costs to support the feature/functionality required on analytic hubs to support a global client base and close critical gaps to support successful platform unification were $4.9 million, $2.1 million, $0.8 million respectively. In 2019, 2020, and the first quarter of 2021, costs related to duplicate software licenses and related costs to support the design, test and buildout of the Candidate Hub, Client Hub and Analytics Hub experiences were $2.3 million, $1.0 million, $0.1 million respectively. As a portion of Phase 1 ended in December 2019, the Company right-sized the organization, resulting in $1.1 million in severance costs in 2019 and $0.2 million in severance costs in 2020.	7,213	3,151	898

Phase 2	Consists of costs related to cloud migration for corporate and production systems to allow scalability, stability, and enhanced security for Sterling and the Company’s clients, costs to support the real estate strategy of a virtual first company and severance costs. In 2019, 2020 and the first quarter of 2021, incremental costs of non-capitalizable labor (including contractor workforce) related to migration of the Company’s on-premise infrastructure to the cloud were $2.7 million, $3.2 million, and $1.0 million, respectively. In 2019, 2020, and the first quarter of 2021, incremental software license and related costs related to support of on premise infrastructure and real estate that are expected to cease once the datacenters are fully de-commissioned, as well as duplicate costs incurred during the transition from on-prem to cloud were $0.4 million,$0.6 million, and $0.3 million respectively. As a portion of Phase 2 ended in December 2020, the Company right-sized the organization, resulting in $0.3 million in severance costs in 2020.	3,062	4,100	1,323

Phase 3	Consists of migrating clients from multiple platforms to the Sterling Platform. In 2019, 2020, and the first quarter of 2021, incremental labor expense related to support the consolidation of and transport from nine legacy systems to one main platform called the Sterling Platform and implementing key functionality to support global clients such as language localization and support Global Data Privacy regulations are $2.6 million, $3.9 million and $0.7 million respectively. In 2019, 2020, and the first quarter of 2021, software license and related costs to support duplicated platforms, which are expected to cease after all platform transport work is complete by the end of 2022 are $2.0 million, $0.9 million, and less than $0.1 million respectively.	4,627	4,903	736

Total - Technology Transformation		16,976	14,072	2,957

Other

COVID-19	Costs incurred related to the COVID-19 pandemic relate to a period where the Company was temporarily unable to right-size the Company’s fulfillment organization due to a mandate by the Maharashtra state government that prohibited employers from terminating any local employees until July 2020, as well as costs to enable the Company’s organization to operate remotely due to shelter in place orders. The government mandate and related costs incurred arose directly in relation to COVID-19. In 2020, costs related to excess staff that the Company was temporarily unable to right-size were $2.3 million. Excess staff were eliminated once the mandate was lifted and thus these costs are not expected to recur. Costs related to enabling virtual operations due to shelter-in-place orders were $0.4 million in 2020 and $0.1 million in 2021.	—	2,702	125

		2019	2020	Q1 2021
Investor management fee	Costs incurred in relation to the Third Amended and Restated Management Services Agreement dated September 28, 2018 and later the Fourth Amended and Restated Management Services Agreement dated December 3, 2019.

	Under these agreements, the Company agreed to pay $1.1 million annually to William Greenblatt, our former Chief Executive Officer, for a term beginning January 1, 2016 and ending on June 18, 2025. Additionally, the Company agreed to pay an aggregate of $1.0 million annually to Goldman Sachs & Co. LLC and Mr. Greenblatt for a term of 10 years based upon their respective ownership interests. From April 1, 2018 to December 31, 2020, such fee was agreed to be paid 100% to Mr. Greenblatt. The investor management fees are expected to cease upon effectiveness of the Company’s initial public offering. Accordingly, the investor management fees are not considered to be necessary costs to generate revenues and are not considered to reflect normal, recurring cash charges necessary to operate the Company’s business.	2,114	2,052	513

Settlements impacting comparability	Consists of costs incurred in relation to a November 2019 settlement with the Consumer Financial Protection Bureau, and other discrete incremental costs related to settlements. The Company does not believe these settlement costs are normal, recurring operating and legal expenses necessary to operate the business.	10,196	610	—

Loss/gain on interest rate swaps	Consists of losses and gains on interest rate swaps. The Company hedges against changes in the interest rates through its interest rate swaps. The Company’s current interest rate swap contracts terminate in June 2022. The Company does not believe gains and losses resulting from interest rate swaps to be indicative of the Company’s core operating performance.	7,324	9,451	(46)

Loss/gain on foreign exchange	Consists of gains and losses resulting from foreign currency transactions incurred in currencies other than the local functional currency. The Company does not believe gains and losses resulting from foreign currency transactions incurred in currencies other than the local functional currency to be indicative of the Company’s core operating performance. The Company’s normal, recurring operations are generally organized such that foreign subsidiaries transact primarily in their local currencies, with the exception of the Company’s fulfillment operations in India and the Philippines, the functional currency of which is the U.S. dollar.	505	(359)	496

Sales tax	Consists of sales tax settlements related to 2019 and 2020 in five states where the company now believes it had the obligation to collect and remit sales taxes. The Company is changing the practice going forward so future settlement expenses do not occur. Going forward, sales taxes in these jurisdictions that are expected to be collected from customers and remitted to governmental authorities and are therefore excluded from revenues and expenses in the Consolidated Statements of Operations and Comprehensive Loss.	1,869	2,312	—

Impairment of capitalized software	Non-cash impairment loss related to abandonment of capitalized software costs no longer in use during the years ended 2019 and 2020.	3,220	695	—

Total - Other		25,228	17,464	1,087

Critical Accounting Policies and Estimates

Goodwill, page 94

14.	We note your critical accounting policy for goodwill. To the extent that any reporting unit is at risk of failing step one of the impairment test, disclose the following:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if no reporting unit is at risk of failing step one of the test, please disclose that fact.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 100 of Amendment No. 1.

Pre-IPO Valuation of Equity, page 95

15.

When your preliminary IPO price is known, please provide us with a breakdown of all equity awards granted from six month before the date of this letter and leading up to the preliminary pricing of your IPO. This breakdown should list grants in chorological order including the fair value of the underlying common stock used to value such awards as determined by your board of directors. Please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. Your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation. In addition, revise to disclose that the estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Response:

Below is a summary by grant date of all equity awards granted from January 1, 2021. The Company acknowledges the Staff’s comment and undertakes to provide the requested breakdown, reconciliation and explanation to the Staff in a subsequent communication, and to make any further appropriate revisions to its disclosure, when the price range of the anticipated offering is available. Please note that in response to the Staff’s comment, the Company has also revised its disclosure on page 102 of Amendment No. 1.

Type of Awards	Date of Grant	Total Shares	Market Price per Share	Fair Value per Share*	Total Fair Value
Non-Qualified Stock Options	2/15/2021	100	$11,600.00	$2,751.48	$275,148.00
Non-Qualified Stock Options	2/24/2021	139	$11,600.00	$2,780.80	$386,531.20
Stock Awards	3/31/2021	18	$11,600.00	$11,600.00	$208,800.00
Non-Qualified Stock Options	4/26/2021	25	$11,600.00	$2,865.98	$71,649.50
Total		282			$942,128.70

*	The fair value of non-qualified stock options is determined using the Black-Scholes pricing model

Management

Executive Officers and Directors, page 123

16.

Please disclose which of your directors are affiliated with the controlling stockholder and any arrangement or understanding by which each such director was or is to be selected as a director or nominee. Refer to Item 401 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 135 and 159 of Amendment No. 1. Following the IPO, the Company’s controlling stockholder will not have any director designation or nomination rights.

Executive Compensation

Narrative Disclosure to Summary Compensation Table

Employment Agreements, page 130

17.	Please describe the relationship of Sterling Infosystems, Inc. to the company or provide an organization chart.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 137 of Amendment No. 1.

Shares Eligible for Future Sale

Lock-up Agreements, page 148

18.	Please disclose the exceptions to the lockup agreements with your officers, directors and existing stockholders.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the terms of the lock-up agreements have not yet been finalized with the underwriters. The Company will revise the relevant disclosure in a subsequent pre-effective amendment to the Registration Statement to detail the exceptions to the lock-up agreements once the form of lock-up agreement is finalized with the underwriters.

Consolidated Financial Statements

Revenue Recognition, page F-11

19.

You disclose that post-hire monitoring includes continuous screening allowing for greater mobility and safety for remote, onsite and contingent jobs and also ensuring prompt risk warnings on any changes to an employee’s profile. Please revise your disclosures to describe how you recognize revenues for your post-hire monitoring service. Tell us the amount of revenues recognized for your post-hire monitoring service for each period presented.

Response:

Revenue from post-hire monitoring is transactional revenue, performed upon requests at discrete points in time from customers. It is not a subscription or ongoing service. As such, revenue from post-hire monitoring is recognized at a point in time, on the same basis as screening services. The customer takes control of the report when it is completed and accordingly, revenue is recognized at the point in time when the customer receives and can use the report. Since the Company recognizes revenue for post-hire monitoring in a similar manner as all of its screening services, the Company does not track and does not have the ability to quantify post-hire monitoring separately from pre-hire screening.

20.

We note that incremental costs include commissions to the sales force and are amortized over three years, as management estimates that this corresponds to the period over which a customer benefits from the contract. Please help us better understand how you determined the period over which a customer benefits from the contract. Tell us whether you pay additional commissions upon contract renewals and whether those renewal commissions are commensurate with the initial commission paid. Your response should address how you considered that the average relationship for your top 100 clients, based on 2019 and 2020 total revenue, is nine years and growing. We refer you to ASC 340-40.

Response:

The Company determined the three-year period over which a customer benefits from the contract based on the following factors:

•	The Company enters into Master Services Agreements (“MSAs”) with its customers for an initial term of three years, with optional subsequent renewals that vary in term.

•

Commission structures are based on a percentage of the contract value of orders placed in each year of the MSA. A higher percentage commission is generated in the first twelve months (e.g. 8%), followed by a reduced percentage commission in the second twelve months (e.g. 4%), and a further reduced commission after twenty-four months (e.g. 2%). Therefore, commissions paid for the first and second year of the MSA term are not commensurate with commissions paid in the third year and in subsequent renewal periods. Consequently, commissions generated in the first and second year of a contract are amortized over a period that includes specific anticipated renewals to the end of the MSA term of three years, to achieve the objective in accordance with ASC 340-40-35-1.

•

While the average relationship for the Company’s top 100 clients based on 2019 and 2020 total revenue is nine years and growing, optional renewals after a customer’s initial three-year MSA are not anticipated at the time of contract inception given the intense competition, government regulation and rapid technological change in the Company’s industry.

21.

We note from your disclosures that third-party data costs include amounts paid to third parties for access to government records, other third-party data and services, as well as costs related to your court runner network, and where applicable, these are typically invoiced to your clients as direct pass-through costs. Please revise your revenue recognition policy to clarify whether the various third-party cost are recognized on a gross or net basis. Provide us with your analysis of the principal versus agent considerations. We refer you to ASC 606-10-55-36 through 55-40.

Response:

The Company respectfully advises the Staff that it recognizes the gross amount of revenues and costs related to the delivery of screening reports and the Company is the principal in delivering screening reports to the Company’s customers.

Third-party data costs, including amounts paid to third parties for access to government records, other third-party data and services, and costs related to the Company’s court runner network, are incurred in relation to the delivery of screening services to customers.

The Company is primarily responsible for fulfilling customer orders for screening reports and is responsible for ensuring that the customer’s order is acceptable and meets specifications (i.e., that all specified checks requested by the customer have been appropriately performed and are reflected in the final report).

While the Company may engage third parties to act on the Company’s behalf in fulfilling specified checks, the results of checks fulfilled by third parties are first provided to the Company and the Company controls the results of individual screening services from third-party service providers before they are provided to customers. The Company provides a significant service of integrating the individual screening results into a combined screening report output that allows the customer to make an informed hiring decision on a particular candidate. The results of screening services are provided to the Company’s customers through the Company’s proprietary platforms, and the customer takes control of the product at the point in time when the combined screening report is completed. The Company’s contracts generally do not include any obligations for returns, refunds, or similar obligations, nor does the Company have a practice of granting significant concessions. However, where customer complaints or requests for refunds arise, the Company is primarily responsible for working with the customer to arrive at a resolution.

Inventory risk is generally not applicable to the Company’s operations; the Company initiates the process of fulfilling screening reports only after a customer order has been received.

These third parties are paid directly by the Company and the Company retains credit risk for all services performed.

The Company invoices these costs to its clients as a direct pass-through cost by way of cost-plus-a-margin pricing per screening product. The Company establishes pricing of each screening product at the Company’s discretion and as part of negotiating a Master Services Agreement with the customer before services are delivered. The range of prices offered to a customer is determined by the Company based on the estimated quantity of products and services expected to be ordered.

In response to the Staff’s comment, the Company has revised its revenue recognition policy to reflect that various third-party costs are recognized on a gross basis on pages F-12 and F-47 of Amendment No. 1.

Note 9. Income Taxes, page F-25

22.

We note you have experienced cumulative losses over the past two years and that you maintain a valuation allowance of approximately $2.5 million at December 31, 2020 against your deferred tax asset. Please provide us with a comprehensive analysis of your assessment of the realizability of your deferred tax assets as of December 31, 2020 and explain to us the basis for your conclusion that an additional valuation allowance is not necessary. Describe your assessment of the positive and negative evidence you considered and how the evidence was weighted to overcome the determination that an additional valuation allowance is not necessary. We refer you to ASC 740-10-30-23.

Response:

The Company has considered the need for a Valuation Allowance against its deferred tax assets (“DTAs”) for the year ended December 31, 2020. Consistent with ASC 740-10-30-17, the Company evaluated all available positive and negative evidence which supports the realization of its DTAs and noted the following positive evidence:

•

Future Reversals of Existing Taxable Temporary Differences – Based on a scheduling of the estimated recognition of its existing cumulative temporary differences as of December 31, 2020, the Company has determined that all of its deferred tax assets will be fully realized from the reversals of existing taxable temporary differences (with the exception of net operating loss carryforwards (“NOLs”) which are limited under IRC Section 382 and for which a valuation allowance of $2.4 million has been established). The Company maintains a net deferred tax liability position as of December 31, 2020 due to significant definite-lived book intangibles recorded from historic acquisitions with a net book carrying amount of approximately $300 million.

The Company’s scheduling analysis considered the expected reversal periods of the taxable and deductible temporary differences based on the underlying nature of the asset or liability. The analysis of the IRC Section 382 limitation of its existing NOLs attributes was considered in the utilization of the NOLs against the reversing temporary differences. The analysis results in $2.4 million of NOLs projected to expire unutilized and therefore the Company established a valuation allowance against this portion of the recorded deferred tax asset. See below for a summary of the results of the year by year scheduling of the reversing existing temporary differences at December 31, 2020.

Gross Temporary Difference:	Expected Reversal Period	12/31/2020 Ending Balance	12/31/2021	12/31/2022 – 12/31/2025	12/31/2026 – 12/31/2032	12/31/2031 – 12/31/2032	Remaining Gross DTA/DTL
Bad Debt, Accruals, Prepaids, Other DTA	1 year	11,491	(11,491)	—	—	—	—
Charitable Contributions Carryforward	5 years	156	(31)	(125)	—	—	—
Forward Contract Gains	2 years	11,712	(7,302)	(4,410)	—	—	—
Share-Based Compensation (Temp)	5 years	6,547	(1,309)	(5,237)	—	—	—
Unrealized FX Gain/(Loss)	1 year	3,841	(3,841)	—	—	—	—
Intangibles	12 years	(238,535)	67,157	108,713	57,324	5,342	—
ASC 606 Adjustment	9 years	(4,766)	530	2,118	2,118	—	—
Property, Plant & Equipment	7 years	(32,753)	4,679	18,716	9,358	—	—
APB 23 Liability	1 year	(2,519)	2,519	—	—	—	—
Total		(244,826)	50,910	119,775	68,800	5,342	—
Disallowed Interest Expense Carryfoward		10,816	(10,816)	—	—	—	—
Reversing Temp Difference Income		—	40,093	119,775	68,800	5,342	—
Federal NOL		107,018	(40,093)	(53,946)	(1,722)	—	11,257
Net TI from reversing Temp Differences after NOL		—	—	65,829	67,078	5,342	—
Federal NOL Not Supported by Reserving Temp Differences							11,257
Federal Tax Rate							21%
Tax Effected Valuation Allowance							2,364
Non-U.S. Valuation Allowance							120
Total Valuation Allowance							2,484

•

Tax Reform and the Effect on Taxable Income – Under the Tax Cuts & Jobs Act (“TCJA”), and specifically the Global Intangible Low-Tax Income regime (“GILTI”), the Company must include a share of income from its non-U.S. operations as part of its U.S. taxable income annually. The non-U.S. operations of the Company are largely profitable which results in a permanent taxable income inclusion. This is positive evidence of future taxable income, based on a history of non-U.S. income and continued current projections of future foreign income to support taxable income eligible to offset deferred tax assets in future years.

•

Long Carryforward Periods – Domestic losses generated by the consolidated Company group prior to the enactment of the TCJA have a 20-year carryforward period and do not begin to expire until 2030. The majority of the Company’s losses were generated prior to enactment of the TCJA. Losses generated by the group post-TCJA can be carried forward without expiration, but the TCJA (subject to the CARES Act) limits loss utilization to 80% of taxable income generated. The impact of this 80% limitation was determined not to have a material impact on the Company’s analysis.

The Company noted the following negative evidence:

•

Three Year Cumulative Income or Loss – As of December 31, 2020, the Company has generated a three-year cumulative domestic book loss of $231 million. Although cumulative losses in recent years are negative evidence cited in ASC 740-10-30-21, the Company has considered a reduced weight of the book losses considering the significant book amortization deductions generated from the definite-lived intangible assets for which a deferred tax liability is recorded that will reverse into income in future periods. The tax results for the Company are impacted by the addback of those book amortization deductions paired with the GILTI inclusion from the Company’s non-U.S. operations.

Note 16. Segment Information, page F-34

23.	We note that you operate in several different countries outside the United States, most notably the United Kingdom and Canada. Please explain how you considered the guidance in ASC 280-10-50-41(a).

Response:

In accordance with ASC 280-10-50-41(a), revenues from external customers attributed to the public entity’s country of domicile (the United States) and attributed to all foreign countries in the aggregate from which the public entity derives revenues have been disclosed in Note 16 to the financial statements.

Revenues from external customers attributed to an individual foreign country (for example, the United Kingdom or Canada) are not considered to be material and have therefore not been disclosed separately. In assessing the materiality of revenues generated for individual foreign countries, the Company considered the following factors:

•	Quantitative factors:

•

In the aggregate, revenues generated in foreign countries represented 15% and 17% of total revenues in 2019 and 2020, respectively. Other than the United States, no individual country represented more than 6% of the Company’s total revenue. In consideration of quantitative thresholds described in ASC 280 Segment Reporting guidance (e.g. 10% or more of total revenue), no individual foreign country’s revenues was considered large enough to warrant separate disclosure. The Company has revised its disclosure on pages F-35 and F-66 of Amendment No. 1 to reflect that other than the United States, no single country accounted for 10% or more of the Company’s total revenues during these periods.

•	Qualitative factors:

•

No individual foreign country has been identified as playing a significant role in the Company’s operations or profitability. In the context of the Company’s operations and enterprise strategy, key operating decisions – such as whether to make capital investments, hire key personnel, enter into significant contracts, expand into new territories or pursue new products/services – are significantly influenced by the net cash flows related to technology/platforms, fulfillment strategy, strategic alliances/channel partnerships, marketing and product development, each of which are led centrally from the United States and are shared across geographies.

•	Individual foreign country revenues have no impact on the Company’s compliance with regulatory requirements, loan covenants or other contractual requirements.

•

At the time of issuing the financial statements, the Company had not identified any historical pattern of market performance to suggest a significant positive or negative market reaction to performance of individual foreign country revenues.

Exhibits

24.

Please describe the consideration you have given to filing management compensatory contracts, including the agreements with Messrs. Peirez, Paglia, and Walker and any amendments thereto, the Annual Incentive Plan, and the 2015 Long-Term Incentive Plan. Refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will file management compensatory contracts and compensation plans as exhibits to a subsequent amendment to the Registration Statement. The Company has revised the exhibit list on pages II-3 and II-4 of Amendment No. 1 in response to the Staff’s comment.

General

25.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company is supplementally providing the Staff a copy of the written presentation confidentially provided to potential investors in reliance on Section 5(d) of the Securities Act and the Company undertakes to provide to the Staff a copy of any written communications that the Company or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan
Andrew B. Barkan

cc:	Joshua Peirez (Sterling Ultimate Parent Corp.)
Peter Walker (Sterling Ultimate Parent Corp.)
Steven L. Barnett (Sterling Ultimate Parent Corp.)
Gregory P. Rodgers (Latham & Watkins LLP)